U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of earliest event March 25, 2020

CURRENT REPORT PURSUANT TO REGULATION A

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

81-4586116

(I.R.S. Employer Identification Number)

Item 9. Other Events

BioLife4D Corporation (the “Company”) has the following update in light of the COVID-19 pandemic.

An update from the CEO Steven Morris:

First and foremost, I hope everyone is doing well and staying healthy during this trying time for our communities across the globe. Please say safe as we all work through this together.

As COVID-19 impacts businesses across the globe, today was must also announce that effective immediately we are temporarily closing our lab in Houston, following a “stay at home” order from the Mayor. While we must temporarily interrupt the research which we are conducting in the lab itself we will continue to move forward with other relevant research activities remotely, We fully support and understand the Mayor’s decision to order all Houstonians to stay home in order to mitigate the spread of COVID-19 throughout the community and like all citizens will honor governmental directives.

While we will continue to press forward on elements of our productivity that we can outside of the laboratory, as soon as the Mayor’s order has been lifted we will immediately re-commence activities in the lab.

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SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BioLife4D Corporation

Date: April 1, 2020	By:	/s/ Steven Morris
Steven Morris
CEO

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